UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One) [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q [ ] Form N-SAR

                           For Period Ended:     March 31, 1999
                                             -------------------------

                           [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR
                           For the Transition Period Ended:____________

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
__________________________________________


PART I - REGISTRANT INFORMATION

Allion Healthcare, Inc.
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Full Name of Registrant


The Care Group, Inc.
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Former Name if Applicable


33 Walt Whitman Road, Suite 200A
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Address of Principal Executive Office (Street and Number)


Huntington Station, New York 11746
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City, State and Zip Code





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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]    (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


         The registrant is unable to file its Quarterly Report on Form 10-QSB within the prescribed time period because the registrant is still in the process of finalizing its financial statements for the period. The delay is partially a result of the registrant's recent reorganization under Chapter 11 of the U.S. Bankruptcy Code. The registrant's plan of reorganization was approved by the U.S. Bankruptcy Court for the Western District of Texas on February 1, 1999.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Michael Moran                             516            547-6531
         -----------------------------------------------------------------------
                  (Name)               (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                            [ X ] Yes*   [__] No
Form 10-Q for the quarterly period ended March 31, 1998 Form 10-Q for the quarterly period ended June 30, 1998 Form 10-Q for the quarterly period ended September 30, 1998 Form 10-K for the year ended December 31, 1998

         * The registrant had an informal arrangement with the staff of the Commission to provide the staff with copies of reports filed with the Bankruptcy Court in lieu of periodic reports during the pendency of its bankruptcy proceedings.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            [   ] Yes    [   ] No   **




         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the quarterly period ended March 31, 1999, the registrant anticipates recognizing net sales of approximately $2.7 million, income from operations of approximately $71.3 thousand and a net loss of approximately $47.7 thousand.

                  ** The registrant did not complete its audit for the year ended December 31, 1998 or any period therein, and, accordingly, is not able to provide a meaningful comparison with the prior year period.



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                                   SIGNATURES


         Allion Healthcare, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                            ALLION HEALTHCARE, INC.


Date: May 17, 1999                          By:     /s/  Michael  Moran
                                                  ------------------------------
Name:  Michael Moran
                                                  Title:   President and Chief
                                                           Executive Officer